       As filed with the Securities and Exchange Commission on February 11, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                            THE KROLL-O'GARA COMPANY
                              (Name of the Issuer)


                            THE KROLL-O'GARA COMPANY
                           KROLL-O'GARA HOLDINGS, INC.
                              KER ACQUISITION, INC.
                                 JULES B. KROLL
                              MICHAEL G. CHERKASKY
                                MICHAEL J. LENNON
                              BCP/KROG MERGER CORP.
                       BCP/KROG ACQUISITION COMPANY L.L.C.
           BLACKSTONE CAPITAL PARTNERS III MERCHANT BANKING FUND L.P.
                  BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P.
                BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.
                   BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    50105018
                      (CUSIP Number of Class of Securities)

                           ---------------------------


                                 Jules B. Kroll
               Chief Executive Officer and Chairman of the Board
                            The Kroll-O'Gara Company
                              KER Acquisition, Inc.
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 593-1000

                              Michael G. Cherkasky
                     President and Chief Operating Officer
                             Kroll Associates, Inc.
                                    President
                           Kroll-O'Gara Holdings, Inc.
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 593-1000

                               Robert L. Friedman
                              BCP/KROG Merger Corp.
                       BCP/KROG Acquisition Company L.L.C.
           Blackstone Capital Partners III Merchant Banking Fund L.P.
                  Blackstone Offshore Capital Partners III L.P.
               Blackstone Family Investment Partnership III L.P.
                   Blackstone Management Associates III L.L.C.
                  c/o Blackstone Management Partners III L.L.C.
                          345 Park Avenue -- 31st Floor
                            New York, New York 10154
                                 (212) 583-5000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                           ---------------------------

                                   Copies to:

      Peter S. Kolevzon, Esq.                           Ron Hopkinson, Esq.
Kramer Levin Naftalis & Frankel LLP                      Latham & Watkins
         919 Third Avenue                          885 Third Avenue - Suite 1000
   New York, New York 10022-3852                     New York, New York 10022
          (212) 715-9100                                  (212) 751-4864

        J. Michael Schell, Esq.                         Wilson S. Neely, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP              Simpson Thacher & Bartlett
            919 Third Avenue                             425 Lexington Avenue
        New York, New York 10022                       New York, New York 10017
             (212) 735-2000                                 (212) 455-2000


                           ---------------------------

This statement is filed in connection with (check the appropriate box):


      a.    /X/   The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

      b.    //    The filing of a registration statement under the Securities
                  Act of 1933.


      c.    //    A tender offer.

      d.    //    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



================================================================================

                                EXPLANATORY NOTE


            This Amendment No. 1 (the "Amendment No. 1") to the Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed by The Kroll-O'Gara Company, an Ohio corporation ("Kroll-O'Gara"), Kroll-O'Gara Holdings, Inc., a Delaware corporation ("Kroll-O'Gara Holdings"), KER Acquisition, Inc., an Ohio corporation ("KER Acquisition") and an indirect wholly owned subsidiary of Kroll-O'Gara Holdings, Jules B. Kroll, the Chief Executive Officer and Chairman of the Board of Directors of Kroll-O'Gara, Michael G. Cherkasky, the President and Chief Operating Officer of Kroll Associates, Inc., an indirect wholly owned subsidiary of Kroll-O'Gara, Michael
J. Lennon, the president of the Security Products and Services Group of Kroll-O'Gara, BCP/KROG Merger Corp., a Delaware corporation and a wholly owned subsidiary of BCP/KROG Acquisition Company L.L.C. ("BCP/KROG"), BCP/KROG Acquisition Company L.L.C., a Delaware limited liability company that is 79.76% owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 14.22% owned by Blackstone Offshore Capital Partners III L.P. and 6% owned by Blackstone Family Investment Partnership III L.P. ("BCP/KROG Acquisition Company"), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership ("Blackstone Capital Partners III"), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership ("Blackstone Offshore Capital Partners III"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("Blackstone Family Investment Partnership III," and, collectively with Blackstone Capital Partners III and Blackstone Offshore Capital Partners III, the "Blackstone Funds") and Blackstone Management Associates III L.L.C., a Delaware limited liability company and the general partner of each of the Blackstone Funds ("Blackstone Management Associates III"). The Transaction Statement relates to an Agreement and Plan of Mergers, dated as of November 15, 1999 (the "Merger Agreement"), among Kroll-O'Gara, Kroll Electronic Recovery, Inc. (the prior name of Kroll-O'Gara Holdings), KER Acquisition and BCP/KROG. The Merger Agreement contemplates, subject to the satisfaction or waiver of the conditions stated therein, the consummation of the following two mergers:


            (i) KER Acquisition will merge with and into Kroll-O'Gara (the "Reorganization Merger"), with Kroll-O'Gara surviving the Reorganization Merger, such that Kroll-O'Gara will become an indirect wholly owned subsidiary of Kroll-O'Gara Holdings; and


            (ii) following the consummation of the Reorganization Merger, BCP/KROG will merge with and into Kroll-O'Gara Holdings (the "Recapitalization Merger" and, together with the Reorganization Merger, the "Mergers") with Kroll-O'Gara Holdings surviving the Recapitalization Merger, such that, subject to the terms and effects of the Merger Agreement, (a) BCP/KROG Acquisition Company will own up to approximately 92.3% of the outstanding shares of common stock, par value $0.01 per share, of Kroll-O'Gara Holdings and (b) Jules B. Kroll, Michael G. Cherkasky, and other members of the management of Kroll-O'Gara and its subsidiaries will own not less than approximately 7.7% of the outstanding shares of common stock, par value $0.01 per share, of Kroll-O'Gara Holdings.


Prior to the Reorganization Merger, Jules B. Kroll, Michael Cherkasky, other members of the management of Kroll-O'Gara and its subsidiaries and American International Group, Inc. will sell some of their shares of the common stock, par value $0.01 per share, of Kroll-O'Gara (the "Kroll-O'Gara Common Stock") to BCP/KROG Acquisition Company pursuant to a Voting, Sale and Retention Agreement dated as of November 15, 1999 (the "Voting, Sale and Retention Agreement") among BCP/KROG Acquisition Company, Kroll-O'Gara Holdings, the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein. The Merger Agreement, the Mergers and, as applicable, the Voting, Sale and Retention Agreement have been approved by all the parties to the Merger Agreement. The Merger Agreement and the Voting, Sale and Retention Agreement, which have been filed as Appendix A and Appendix D, respectively, to the preliminary proxy statement on Schedule 14-A of The Kroll-O'Gara Company (the "Proxy Statement"), which is being filed with the Securities and Exchange Commission (the "Commission") in preliminary form on the date hereof, are incorporated herein by reference as Exhibit 17(c)(1) hereto and
Exhibit 17(c)(2) hereto, respectively.


            This Amendment No. 1 is being filed with the Commission pursuant to Rule 13(e)-3 ("Rule 13(e)-3")of the Securities Exchange Act of 1934, as amended, and Schedule 13E-3 relating thereto ("Schedule 13E-3"). The cross-reference sheet below is included herein pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included herein. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 1 are qualified in their entirety by the information contained in the Proxy Statement.

                              CROSS-REFERENCE SHEET

Item in
Schedule 13E-3    Location in Proxy Statement
--------------    ---------------------------


Item 1(a) "Notice of Special Meeting of Shareholders," "Summary -- The Companies -- The Kroll-O'Gara Company" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Kroll-O'Gara."


Item 1(b) "Summary -- The Special Meeting" and "Special Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Record Date."

Item 1(c)         "Summary -- Market Price and Dividend Information."

Item 1(d) "Summary -- Market Price and Dividend Information" and "The Mergers -- Merger Financing."

Item 1(e)         "Transactions in Kroll-O'Gara Common Stock."

Item 1(f)         "Transactions in Kroll-O'Gara Common Stock."


Item 2(a)-(d) "Summary -- The Companies," "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon," "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG" and "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara holdings Following the Mergers."

Item 2(e)-(g)     *


Item 3(a)(1)      "The Voting, Sale and Retention Agreement."

Item 3(a)(2)      "Special Factors -- Background of the Mergers."

Item 3(b)         "Special Factors-- Background of the Mergers."

Item 4(a) "Summary -- The Mergers," "--What You Will Receive in the Mergers," "-- Conditions to Completion of the Mergers," "-- Termination of the Merger Agreement" and "-- Termination Fees and Expenses," "Special Factors -- Purpose and Structure of the Mergers" and "-- Accounting Treatment," "The Mergers," "The Merger Agreement" and "The Voting, Sale and Retention Agreement."

Item in
Schedule 13E-3    Location in Proxy Statement
--------------    ---------------------------

Item 4(b) "Summary -- The Mergers," "--What You Will Receive in the Mergers" and "--Interests of Certain Persons; Conflicts of Interest," "Special Factors -- Background of the Mergers," "--Purpose and Structure of the Mergers," "--Interests of Certain Persons; Conflicts of Interests," "--Effects of the Mergers," "--Operations of Kroll-O'Gara Holdings After the Mergers" and "--Delisting and Deregistration," "The Mergers -- Merger Consideration" and "--Treatment of Options," "The Voting, Sale And Retention Agreement," "The Stockholders' Agreement" and "Description of Kroll-O'Gara Capital Stock."

Item 5(a)         *

Item 5(b) Amendment No. 2 to the Annual Report on Form 10-K/A of Kroll-O'Gara (the "10-K/A") for the year ended December 31, 1999 under the caption "-- Business -- Discontinued Operations" and "Where You Can Find More Information -- Kroll-O'Gara Documents Incorporated by Reference."

Item 5(c) "Summary -- Interests of Certain Persons; Conflicts of Interests," "Special Factors -- Interests of Certain Persons; Conflicts of Interests," "-- Severance Agreements," "-- Employment Agreements" and "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers."

Item 5(d) "Summary-- Sources and Uses of Funds," "--Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" and "--Market Price and Dividend Information," "Special Factors -- Effects of the Mergers" and "--Operations of Kroll-O'Gara Holdings After the Mergers," "The Mergers -- Merger Financing," "--Unaudited Pro Forma Condensed Consolidated Financial Information," "Comparison of the Rights of Holders of Kroll-O'Gara Common Stock and Kroll-O'Gara Holdings Common Stock" and "Description of Kroll- O'Gara Holdings Capital Stock."

Item 5(e)         "Special Factors -- Effects of the Mergers."

Item 5(f)-(g)     "Special Factors -- Delisting and Deregistration."

Item 6(a) "Summary -- Sources and Use of Funds" and "--Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information," "The Mergers -- Merger Financing" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

Item 6(b)         "The Mergers -- Merger Financing -- Overview."

Item in
Schedule 13E-3    Location in Proxy Statement
--------------    ---------------------------

Item 6(c) "The Mergers -- Merger Financing -- Senior Subordinated Notes," "-- New Senior Credit Facility" and "-- Arrangements to Repay Debt."

Item 6(d)         *

Item 7(a) "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendation to Shareholders."

Item 7(b)         "Special Factors -- Background of the Mergers."

Item 7(c) "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders."

Item 7(d) "Summary -- The Mergers," "--What You Will Receive in the Mergers," "--Material Federal Income Tax Consequences" and "-- Interests of Certain Persons; Conflicts of Interests," "Special Factors -- Purpose and Structure of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders," "--Interests of Certain Persons; Conflicts of Interests," Certain Effects of the Mergers" "--Operations of Kroll-O'Gara Holdings After the Mergers," "--Delisting and Deregistration" and "--Material Federal Income Tax Consequences."

Item 8(a) "Summary -- Procedural and Substantive Fairness" and "--Opinion of Financial Advisor" and "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Merger" and "-- Reasons for the Mergers; Recommendations to Shareholders."

Item 8(b) "Summary -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor," "Special Factors -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor."

Item 8(c) "Questions and Answers About the Mergers -- What Vote is Required to Approve the Merger Agreement," "Summary -- Shareholder Vote Required" and "The Special Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Proxies."

Item 8(d) "Summary -- Opinion of Financial Advisor" and "Special Factors -- Background of the Mergers," "-- Reasons for the Mergers; Recommendation to Shareholders" and "-- Opinion of Financial Advisor."

Item in
Schedule 13E-3    Location in Proxy Statement
--------------    ---------------------------

Item 8(e) "Special Factors -- Background of the Mergers" and "-- Reasons for the Mergers; Recommendation to Shareholders."

Item 8(f)         *

Item 9(a)-(c) "Summary -- Opinion of Financial Advisor," "Special Factors -- Background of the Mergers" and "-- Opinion of Financial Advisor."

Item 10(a)        "Security Ownership of Five Percent Beneficial Owners and
                  Management."

Item 10(b)        *

Item 11           "The Voting, Sale and Retention Agreement."

Item 12(a)        "Summary -- The Mergers," "--Interests of Certain Persons;
                  Conflicts of Interests" and "--Percentage of Shares Held by Directors and Executive Officers," "Special Meeting -- Other Information," "Special Factors -- Purpose and Structure of the Mergers" and "-- Interests of Certain Persons; Conflicts of Interest," "The Mergers -- Merger Consideration" and "Voting, Sale and Retention Agreement."

Item 12(b) "Special Factors -- Background of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders" and "The Voting, Sale and Retention Agreement."

Item 13(a) "Summary -- Dissenter's and Appraisal Rights" and "The Mergers -- Dissenter's and Appraisal Rights."

Item 13(b)-(c)    *

Item 14 (a)       The 10-K/A and Form 10-K (with respect to the financial data contained therein), which is incorporated by reference in the Proxy, the Quarterly Report on Form 10-Q of Kroll-O'Gara for the period ended September 30, 1999 (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, and "Summary-- Selected
                  Historical and Unaudited Pro Forma Condensed Consolidated
                  Financial Information."

Item 14(b) "Summary -- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information."

Item 15(a)        *

Item 15(b) "Special Meeting -- Solicitation of Proxies" and "-- Record Date; Quorum; Voting Rights; Proxies."

Item in
Schedule 13E-3    Location in Proxy Statement
--------------    ---------------------------

Item 16           *


Item 17(a) Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed previously).


Item 17(b)(1) Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).


Item 17(b)(2) Written Board Presentation Materials prepared by Bear, Stearns & Co. Inc. (filed previously).


Item 17(c)(1) Agreement and Plan of Mergers, dated as of November 15, 1999, among The Kroll-O'Gara Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp.(hereby incorporated herein by reference to Appendix D to the Proxy Statement).

Item 17(c)(2) Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., Kroll Electronic Recovery, Inc., the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

Item 17(c)(3) Form of Stockholders' Agreement to be entered into among Kroll- O'Gara Holdings, Inc., BCP/KROG Acquisition Company L.L.C., and the Management Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).

Item 17(d) Proxy Statement of the Kroll-O'Gara Company filed with the Securities and Exchange Commission on December 23, 1999.

Item 17(e)(1) Summary of Dissenter's Rights Under Ohio General Corporate Law (hereby incorporated herein by reference to Appendix C-1 to the Proxy Statement).

Item 17(e)(2) Summary of Appraisal Rights Under Delaware General Corporate Law (hereby incorporated herein by reference to Appendix C-2 to the Proxy Statement).

Item 17(f)        *

----------

* The Item indicated by the asterisk is inapplicable or the answer thereto is in the negative.

                       SECTION 13E-3 TRANSACTION STATEMENT

Item 1.     Issuer and Class of Security Subject to the Transaction


(a) The information set forth on the cover page of the Proxy Statement, in the "Notice of Special Meeting of Shareholders" and under the captions "Summary -- The Companies -- The Kroll O'Gara Company" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Kroll-O'Gara" is hereby incorporated herein by reference.


(b) The information set forth on the cover page to the Proxy Statement and under the captions "Summary -- The Special Meeting" and "Special Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Record Date" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Summary -- Market Price and Dividend Information" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary -- Market Price and Dividend Information" and "The Mergers -- Merger Financing" is hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "Transactions in Kroll-O'Gara Common Stock" is hereby incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the caption "Transactions in Kroll-O'Gara Common Stock" is hereby incorporated herein by reference.

Item 2.     Identity and Background


            This Amendment No. 1 is filed jointly by Kroll-O'Gara (the issuer of the securities which is the subject of the Rule 13e-3 transaction), Kroll- O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky, Michael J. Lennon, BCP/KROG, BCP/KROG Acquisition Company, the Blackstone Funds and Blackstone Management Associates III (collectively, the "Filers").

            The Filers hereby provide the information required by Rule 13e-3 and
            Schedule 13E-3 with respect to themselves and those other persons enumerated in Instruction C to Schedule 13E-3:

            Kroll-O'Gara

            State of organization: Ohio.

            Principal business: The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Kroll-O'Gara" is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Kroll-O'Gara" is hereby incorporated herein by reference.

            Executive officers and directors: Jules B. Kroll, Chairman of the Board, Chief Executive Officer and Director, Thomas M. O'Gara, Vice Chairman of the Board and Director, Wilfred T. O'Gara, President, Chief Operating Officer and Director, Nicholas P. Carpinello, Controller and Treasurer, Michael G. Cherkasky, Chief Operating Officer -- Investigations and Intelligence Group and Director, Marshall S. Cogan, Director, Abram S. Gordon, Vice President, General Counsel and Secretary, Michael J. Lennon, Chief Operating Officer -- Security Products and Services and Director, Raymond E. Mabus, Director, Nazzareno E. Paciotti, Chief Financial Officer, Hugh E. Price, Director, Jerry E. Ritter, Director, William S. Sessions, Director, and Howard I. Smith, Director.

            Item 2(e) and (f) information: None of the executive officers or directors has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            Kroll-O'Gara Holdings

            State of organization: Delaware.

            Principal business: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Kroll-O'Gara Holdings" is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Kroll-O'Gara Holdings" is hereby incorporated herein by reference.

            Executive officers and directors: Michael G. Cherkasky, President and sole Director, and Nazzareno E. Paciotti, Vice President, Treasurer and Chief Financial Officer.

            Executive officers and directors of corporation ultimately in control of Kroll-O'Gara Holdings: Executive officers and directors of Kroll-O'Gara listed above.

            Item 2(e) and (f) information: None of the executive officers, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            KER Acquisition

            State of organization: Ohio.

            Principal business: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- KER Acquisition" is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- KER Acquisition" is hereby incorporated herein by reference.

            Executive officers and directors: Jules B. Kroll, President and director, Steven Sharpe, Vice President, Secretary and Treasurer, Michael G. Cherkasky, director and Michael J. Lennon, director.

            Executive officers and directors of corporation ultimately in control of KER Acquisition: Executive officers and directors of Kroll-O'Gara listed above.

            Item 2(e) and (f) information: None of the executive officers, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            Jules B. Kroll

            Business address: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Jules B. Kroll" is hereby incorporated herein by reference.

            Present principal occupation: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Jules B. Kroll" is hereby incorporated herein by reference.

            Name of employer, principal business and address: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Jules B. Kroll" is hereby incorporated herein by reference.

            Five years employment history: The information set forth in the Proxy Statement under the caption "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

            Item 2(e) and (f) information: Mr. Kroll has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            Citizenship: United States.

            Michael G. Cherkasky

            Business address: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Michael G. Cherkasky" is hereby incorporated herein by reference.

            Present principal occupation: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Michael G. Cherkasky" is hereby incorporated herein by reference.

            Name of employer, principal business and address: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Michael G. Cherkasky" is hereby incorporated herein by reference.

            Five years employment history: The information set forth in the Proxy Statement under the caption "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

            Item 2(e) and (f) information: Mr. Cherkasky has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            Citizenship: United States.

            Michael J. Lennon

            Business address: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Michael J. Lennon" is hereby incorporated herein by reference.

            Present principal occupation: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Michael J. Lennon" is hereby incorporated herein by reference.

            Name of employer, principal business and address: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon -- Michael J. Lennon" is hereby incorporated herein by reference.

            Five years employment history: The information set forth in the Proxy Statement under the caption "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

            Item 2(e) and (f) information: Mr. Lennon has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            Citizenship: United States.

            Blackstone Management Associates III L.L.C.

            State of organization: Delaware.

            Principal business: The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- Blackstone Management Associates III" is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- Blackstone Management Associates III" is hereby incorporated herein by reference.

            Members: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- Blackstone Management Associates III" is hereby incorporated herein by reference.

            Item 2(e) and (f) information: None of the executive officers, members or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            Blackstone Capital Partners III, Blackstone Offshore Capital Partners III L.P. and Blackstone Facility Investment Partnership III L.P.

            State of organization: Delaware.

            Principal business: The information set forth in the Proxy Statement under the captions "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- Blackstone Capital Partners III," " -- Blackstone Offshore Capital Partners III L.P." and " -- Blackstone Facility Investment Partnership III L.P." is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the captions "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- Blackstone Capital Partners III," " -- Blackstone Offshore Capital Partners III L.P." and " -- Blackstone Facility Investment Partnership III L.P." is hereby incorporated herein by reference.

            Members of Limited Liability Company ultimately in control of each of the Blackstone Funds (listed above): The member of Blackstone Management Associates III listed above.

            Item 2(e) and (f) information: None of the members or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            BCP/KROG Acquisition Company

            State of organization: Delaware.

            Principal business: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- BCP/KROG Acquisition Company" is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- BCP/KROG Acquisition Company" is hereby incorporated herein by reference.

            Members: The members of Blackstone Management Associates III listed above, as the general partner of each of the Blackstone Funds, as sole member of BCP/KROG Acquisition Company.

            Executive officers and directors of limited liability company ultimately in control of BCP/KROG Acquisition Company: The members of Blackstone Management Associates III listed above.

            Item 2(e) and (f) information: None of the members, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            BCP/KROG

            State of organization: Delaware.

            Principal business: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- BCP/KROG" is hereby incorporated herein by reference.

            Address of principal executive offices: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG -- BCP/KROG" is hereby incorporated herein by reference.

            Executive officers and directors: Robert L. Friedman, as President, David Blitzer, as Vice President, Treasurer and Secretary, and Ben Jenkins, as Vice President, Assistant Treasurer and Assistant Secretary.

            Executive officers and directors of limited liability company ultimately in control of BCP/KROG: The members of Blackstone Management Associates III listed above.

            Item 2(e) and (f) information: None of the executive officers, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.     Past Contacts, Transactions or Negotiations

(a)(1) Not applicable. The Filers note, however, the information set forth in the Proxy Statement under the caption "The Voting, Sale and Retention Agreement."

(a)(2) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Mergers" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Mergers" is hereby incorporated herein by reference.

Item 4.     Terms of the Transaction

(a) The information set forth in the Proxy Statement under the captions "Summary -- The Mergers," "--What You Will Receive in the Mergers," "--Conditions to Completion of the Mergers," "--Termination of the Merger Agreement" and "--Termination Fees and Expenses," "Special Factors -- Purpose and Structure of the Mergers" and "-- Accounting Treatment," "The Mergers," "The Merger Agreement" and "The Voting Sale and Retention Agreement" is hereby incorporated herein by reference.


(b) The information set forth in the Proxy Statement under the captions "Summary -- The Mergers," "--What You Will Receive in the Mergers" and "--Interests of Certain Persons; Conflicts of Interest," "Special Factors -- Background of the Mergers," "--Purpose and Structure of the Mergers," "--Interests of Certain Persons; Conflicts of Interests," "-- Effects of the Mergers;" "-- Operations of Kroll-O'Gara Holdings after the Mergers" and "--Delisting and Deregistration," "The Mergers-- Merger Consideration" and "--Treatment of Options," "The Voting, Sale And Retention Agreement," "The Stockholders' Agreement," "The Conversion Agreement" and "Description of Kroll-O'Gara Holdings Capital Stock" is hereby incorporated herein by reference.


Item 5.     Plans or Proposals of the Issuer or Affiliate

(a) None of Kroll-O'Gara, Kroll-O'Gara Holdings and their affiliates have any plans or proposals regarding any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving these companies or their subsidiaries following the closing of the mergers. We note, however, that the Board of Directors of Kroll-O'Gara approved, on April 28, 1999, a formal plan to discontinue operation of its Voice and Data Communications Group. See the Proxy Statement, under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael Lennon," and the answer to
            Item 5(b) below.


(b) The information set forth in the 10-K/A under the caption "-- Business -- Discontinued Operations" (regarding the possible sale of the Voice and Data Communications Group), which 10-K/A is incorporated by reference in the Proxy Statement, is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary -- Interests of Certain Persons; Conflicts of Interest," "Special Factors -- Interests of Certain Persons; Conflicts of Interest," "--Severance Agreements," "--Employment Agreements" and "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary -- Sources and Uses of Funds," "--Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" and "--Market Price and Dividend Information," "Special Factors -- Effects of the Mergers" and "-- Operations of Kroll-O'Gara Holdings After the Mergers," "The Mergers -- Merger Financing," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Comparison of the Rights of Holders of Kroll-O'Gara Common Stock and Kroll-O'Gara Holdings Common Stock" and "Description of Kroll-O'Gara Holdings Capital Stock" is hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "Special Factors -- Effects of the Mergers" is hereby incorporated herein by reference.

(f)-(g) The information set forth in the Proxy Statement under the caption "Special Factors -- Delisting and Deregistration" is hereby incorporated herein by reference.

Item 6.     Source and Amounts of Funds or Other Consideration

(a) The information set forth in the Proxy Statement under the captions "Summary -- Sources and Uses of Funds" and " -- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information," "The Mergers -- Merger Financing," and "Unaudited Pro Forma Condensed Consolidated Financial Information" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "The Mergers -- Merger Financing -- Overview" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "The Mergers -- Merger Financing -- Senior Subordinated Notes," "-- New Senior Credit Facility" and "-- Arrangements to Repay Debt" is hereby incorporated herein by reference.


(d) Because the Proxy Statement discloses the names of these prospective lenders under the anticipated new senior credit facility in the Proxy Statement under the caption "The Mergers -- Merger Financing -- New Senior Credit Facility -- Overview," the Filers have not requested confidential treatment regarding the identity of the prospective lenders.


Item 7.     Purpose(s), Alternatives, Reasons and Effects

(a) The information set forth in the Proxy Statement under the captions "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Mergers" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary -- The Mergers," "--What You Will Receive in the Mergers," "--Material Federal Income Tax Consequences" and "-- Interests of Certain Persons; Conflicts of Interests" and "Special Factors -- Purpose and Structure of the Mergers," "-- Reasons for the Mergers; Recommendations to Shareholders," "-- Interests of Certain Persons; Conflicts of Interests," "-- Certain Effects of the Mergers," "-- Operations of Kroll-O'Gara Holdings After the Mergers," "-- Delisting and Deregistration" and "-- Material Federal Income Tax Consequences" is hereby incorporated herein by reference.

Item 8.     Fairness of the Transaction

(a) The information set forth in the Proxy Statement under the captions "Summary -- Procedural and Substantive Fairness" and "-- Opinion of Financial Advisor," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Summary -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor" and "Special Factors -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor" is hereby incorporated herein by reference.

(c) The mergers are not structured so that approval of at least a majority of unaffiliated security holders is required. In addition, the information in the Proxy Statement under the captions "Questions and Answers About the Mergers -- What Vote is Required to Approve the Merger Agreement," "Summary -- Shareholder Vote Required" and "The Special Meeting-- Record Date; Quorum; Voting Rights; Proxies -- Proxies" is hereby incorporated herein by reference.

(d) A Special Committee of the Board of Directors, a majority of which are directors who are not employees of Kroll-O'Gara, retained Skadden, Arps, Slate, Meagher & Flom LLP, as its counsel to act solely on behalf of the unaffiliated holders of the Kroll-O'Gara common stock for the purposes of advising the special committee and negotiating certain terms of the Merger Agreement, the Mergers and certain related provisions of the Voting, Sale and Retention Agreement. In connection therewith, the Special Committee retained Bear, Stearns & Co. Inc. to act as its financial advisor. In addition, the information in the Proxy Statement under the captions "Summary -- Opinion of Financial Advisor" and "Special Factors-- Background of the Mergers," "--Reasons for the Mergers;

            Recommendations to Shareholders" and "--Opinion of Financial Advisor" is hereby incorporated herein by reference.

(e) The Merger Agreement and the Mergers were unanimously approved by the Special Committee and approved by the Board of Directors of Kroll- O'Gara, including by a majority of the Board of Directors who are not employees of Kroll-O'Gara. In addition, the information in the Proxy Statement under the captions "Special Factors -- Background of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.


(f) Kroll-O'Gara and its affiliates are not aware of any firm offers made by any unaffiliated person during the 18 months preceding the date hereof, other than the firm offer made by Blackstone Capital Partners III and its affiliates described in the Proxy Statement.


Item 9.     Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary -- Opinion of Financial Advisor," "Special Factors -- Background of the Mergers" and "-- Opinion of Financial Advisor" is hereby incorporated herein by reference.

Item 10.    Interest in Securities of the Issuer

(a) The information set forth in the Proxy Statement under the caption "Security Ownership of Five Percent Beneficial Owners And Management" is hereby incorporated herein by reference.


(b) There have been no transactions in the common stock of Kroll-O'Gara during the past 60 days by Kroll-O'Gara, any pension, profit sharing or similar plan of Kroll-O'Gara and its affiliates, the other Filers, any subsidiary or affiliate of Kroll-O'Gara and each of their directors and executive officers or members, as the case may be.


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

            The information set forth in the Proxy Statement under the caption "The Voting, Sale And Retention Agreement" is hereby incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

(a) The information set forth in the Proxy Statement under the captions "Summary -- The Mergers," "--Interests of Certain Persons; Conflicts of Interests" and "--Percentage of Shares Held by Directors and Executive Officers," "Special Meeting -- Other Information," "Special Factors -- Purpose and Structure of the Mergers" and "-- Interests of Certain Persons; Conflicts of Interest," "The Mergers -- Merger Consideration" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.

Item 13.    Other Provisions of the Transaction

(a) The information set forth in the Proxy Statement under the captions "Summary -- Dissenter's and Appraisal Rights" and "The Mergers -- Dissenter's and Appraisal Rights" is hereby incorporated herein by reference.


(b) No provision has been made by Kroll-O'Gara or its affiliates in connection with the mergers to allow unaffiliated shareholders to obtain access to the corporate files of Kroll-O'Gara or its affiliates or to obtain counsel or appraisal services at the expense of Kroll-O'Gara or its affiliates. The Filers note, however, that the Proxy Statement, under the caption "Where You Can Find More Information -- Kroll O'Gara Documents Incorporated by Reference," contains an offer to shareholders of Kroll- O'Gara to receive, without charge, from Kroll-O'Gara any documents filed by Kroll-O'Gara with the Securities and Exchange Commission.

(c) The mergers do not involve an exchange of debt securities of Kroll-O'Gara or its affiliates for equity securities held by the shareholders of Kroll-O'Gara (whether they are affiliates or not).


Item 14.    Financial Information

(a) The 10-K/A (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, the Quarterly Report on Form 10-Q of Kroll-O'Gara for the period ended September 30, 1999 (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, and the information set forth in the Proxy Statement under the caption "Summary -- Selected Historical and

            Unaudited Pro Forma Condensed Consolidated Financial Information" are hereby incorporated herein by reference.


(b) The information set forth in the Proxy Statement under the captions "Summary -- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" and "Unaudited Pro Forma Condensed Consolidated Financial Information" is hereby incorporated herein by reference.


Item 15.    Persons and Assets Employed, Retained or Utilized


(a) No officer, employee, class of employees or assets of Kroll-O'Gara has been or is proposed to be employed, availed of or utilized by Kroll-O'Gara or its affiliates in connection with the mergers.


(b) The information set forth in the Proxy Statement under the caption "Special Meeting -- Solicitation of Proxies" and "-- Record Date; Quorum; Voting Rights; Proxies" is hereby incorporated herein by reference.

Item 16.    Additional Information


            No other statements or additional information in this Amendment No. 1 is necessary to comply with the requirement of Rule 13e-3 under the Exchange Act or to satisfy the requirements of Form 13E-3.


Item 17.    Material to Be Filed as Exhibits


(a) Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed previously).


(b)(1) Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).


(b)(2) Written Board Presentation Materials prepared by Bear, Stearns & Co. Inc. (filed previously).


(c)(1) Agreement and Plan of Mergers, dated as of November 15, 1999, among The Kroll-O'Gara Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp. (hereby incorporated herein by reference to Appendix A to the Proxy Statement).

(c)(2) Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., Kroll Electronic Recovery, Inc., the Retaining Shareholders listed therein and the O'Gara

            Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

(c)(3) Form of Stockholders' Agreement to be entered among Kroll-O'Gara Holdings Inc., BCP/KROG Acquisition Company L.L.C. and the Retaining Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).

(d) Proxy Statement of The Kroll-O'Gara Company filed with the Securities and Exchange Commission on December 23, 1999 (hereby incorporated herein by reference).

(e)(1) Summary of Dissenter's Rights Under Ohio General Corporation Law (hereby incorporated by reference to Appendix C-1 to the Proxy Statement).

(e)(2) Summary of Appraisal Rights Under Delaware General Corporation Law (hereby incorporated by reference to Appendix C-2 to the Proxy Statement).


(f) Not applicable. (No oral solicitation of or recommendation to shareholders is being made by or on behalf of the Filers.)

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE KROLL-O'GARA COMPANY

                                        By: /s/ Nazzareno E. Paciotti
                                            ------------------------------------
                                            Name:  Nazzareno E. Paciotti
                                            Title: Chief Financial Officer


                                        KROLL-O'GARA HOLDINGS, INC.

                                        By: /s/ Nazzareno E. Paciotti
                                            ------------------------------------
                                            Name:  Nazzareno E. Paciotti
                                            Title: Chief Financial Officer


                                        KER ACQUISITION, INC.

                                        By: /s/ Steven Sharpe
                                            ------------------------------------
                                            Name:  Steven Sharpe
                                            Title: Vice President, Treasurer
                                                   and Secretary


                                        JULES B. KROLL

                                        /s/ Jules B. Kroll
                                        ----------------------------------------


                                        MICHAEL G. CHERKASKY

                                        /s/ Michael G. Cherkasky
                                        ----------------------------------------



                                        MICHAEL J. LENNON


                                        /s/ Michael J. Lennon
                                        ----------------------------------------


Dated:  February 11, 2000

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BCP/KROG MERGER CORP.

                                    By: /s/ Robert L. Friedman
                                        ----------------------------------------
                                        Name:  Robert L. Friedman
                                        Title: President


                                    BCP/KROG ACQUISITION COMPANY L.L.C.

                                    By: Blackstone Capital Partners III Merchant
                                        Banking Fund L.P., as managing member

                                        By: Blackstone Management Associates
                                            III L.L.C., its general partner

                                            By: /s/ Robert L. Friedman
                                                --------------------------------
                                                Name:  Robert L. Friedman
                                                Title: Member


                                    BLACKSTONE CAPITAL PARTNERS III
                                    MERCHANT BANKING FUND L.P.

                                    By: Blackstone Management Associates III
                                        L.L.C., its general partner

                                        By: /s/ Robert L. Friedman
                                            ------------------------------------
                                            Name:  Robert L. Friedman
                                            Title: Member


Dated:  February 11, 2000

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        BLACKSTONE OFFSHORE CAPITAL
                                        PARTNERS III L.P.

                                        By: Blackstone Management Associates III
                                            L.L.C., its general partner

                                            By: /s/ Robert L. Friedman
                                                --------------------------------
                                                Name:  Robert L. Friedman
                                                Title: Member


                                        BLACKSTONE FAMILY INVESTMENT
                                        PARTNERSHIP III L.P.

                                        By: Blackstone Management Associates III
                                            L.L.C., its general partner

                                            By: /s/ Robert L. Friedman
                                                --------------------------------
                                                Name:  Robert L. Friedman
                                                Title: Member


                                        BLACKSTONE MANAGEMENT ASSOCIATES
                                        III L.L.C.

                                        By: /s/ Robert L. Friedman
                                            ------------------------------------
                                            Name:  Robert L. Friedman
                                            Title: Member


Dated:  February 11, 2000